A LIMITED LIABILITY PARTNERSHIP	One New Fetter Lane London EC4A 1AN, England
Telephone: +44 (0)20-7959-8900 FACSIMILE: +44 (0)20-7959-8950 WWW.SULLCROM.COM
BRUSSELS • FRANKFURT • PARIS LOS ANGELES • NEW YORK • PALO ALTO • WASHINGTON, D.C. BEIJING • HONG KONG • TOKYO MELBOURNE • SYDNEY

August 2, 2022

Division of Corporation Finance,

Office of Energy & Transportation,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Attn:	Ms. Jennifer O’Brien
Ms. Shannon Buskirk
Mr. John Hodgin

Re:	BP p.l.c. Form 20-F for Fiscal Year Ended December 31, 2021
File No. 001-06262

Dear Ms. O’Brien, Ms. Buskirk and Mr. Hodgin:

I refer to your comment letter dated July 29, 2022 to Mr. Murray Auchincloss of BP p.l.c. (the “Company”) and my telephone call with Ms. O’Brien on August 1, 2022 regarding the due date for responding to your letter. The Company has requested an extension of the due date in order to have sufficient time for compilation and review by the Company and its advisers of the responses to the Staff’s comments. The Company confirms that it intends to submit its responses to the Staff’s comments by September 9, 2022.

The Company appreciates your cooperation in extending the deadline for its response.

Sullivan & Cromwell LLP carries on business in England and Wales through Sullivan & Cromwell MNP LLP, a registered limited liability partnership established under the laws of the State of New York.

The personal liability of our partners is limited to the extent provided in such laws. Additional information is available upon request or at www.sullcrom.com.

Sullivan & Cromwell MNP LLP is authorized and regulated by the Solicitors Regulation Authority (Number 00308712).

A list of the partners’ names and professional qualifications is available for inspection at 1 New Fetter Lane, London EC4A 1AN. All partners are either registered foreign lawyers or solicitors.

Very truly yours,

/s/ John Horsfield-Bradbury
John Horsfield-Bradbury

cc:	Murray Auchincloss (BP p.l.c.)
Jayne Hodgson (BP p.l.c.)
Riona Commins (BP p.l.c.)